UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 5

Amplify Snack Brands, Inc.

(Name of Subject Company)

Amplify Snack Brands, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

03211L102

(CUSIP Number of Class of Securities)

Thomas C. Ennis

President and Chief Executive Officer

500 West 5th Street, Suite 900

Austin, Texas 78701

(512) 600-9893

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Bradley C. Weber, Esq.

James A. Matarese, Esq.

Andrew H. Goodman, Esq.

Goodwin Procter LLP

135 Commonwealth Drive

Menlo Park, California 94025

(650) 752-3100

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 2, 2018 (together with the exhibits thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by Amplify Snack Brands, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the cash tender offer by Alphabet Merger Sub Inc., a Delaware corporation (“Purchaser”), a subsidiary of The Hershey Company, a Delaware corporation (“Hershey”), to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.0001 per share (the “Shares”) at a price per Share equal to $12.00, net to the holder in cash, without interest thereon and subject to any required tax withholding. The tender offer is disclosed in the Tender Offer Statement on Schedule TO filed by Hershey and Purchaser with the SEC on January 2, 2018, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 2, 2018, and in the related Letter of Transmittal, which were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4.	The Solicitation or Recommendation.

The subsection “Certain Prospective Financial Information” of Item 4 (“The Solicitation or Recommendation”) of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

“Certain Prospective Financial Information.

The Company does not, as a matter of course, publicly disclose long-term projections as to future performance or earnings beyond the current fiscal year and generally does not make public projections for extended periods given, among other things, the inherent difficulty of predicting financial performance for future periods and the likelihood that the underlying assumptions and estimates may not be realized. The Company in the past has provided investors with full-year financial guidance which may cover, among other items, net sales, adjusted earnings before interest expense, income taxes, depreciation and amortization, and adjusted earnings per share, which the Company may update from time to time during the relevant year. In connection with its evaluation of potential strategic alternatives and specifically the Transactions, however, the Company’s management prepared certain internal financial forecasts and estimates of the Company for the fiscal years 2018-2022 (the “Projections”) and provided certain non-public, unaudited prospective financial information, including the Projections summarized below, to the Board and the Company’s financial advisor.

The Projections were developed under the assumption of continued standalone operation and did not give effect to any changes or expenses as a result of the Transactions or any effects of the Transactions. The Projections were not prepared with a view toward public disclosure and, accordingly, do not comply with published guidelines of the SEC or established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or generally accepted accounting principles (“GAAP”). The prospective financial information included in this Schedule 14D-9 offering document has been prepared by, and is the responsibility of, the Company’s management as described above. Neither the Company’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The Projections included in this Schedule 14D-9 have been prepared by, and are the responsibility of, the Company’s management. The Projections were prepared solely for the internal use of the Company and are subjective in many respects. No independent registered public accounting firm has compiled, examined, audited, or performed any procedures with respect to the Projections, or has expressed any opinion or any other form of assurance on this information or its achievability, and assumes no responsibility for the accuracy or completeness thereof.

The projected financial data provided in these tables has not been updated since the date of preparation to reflect subsequent developments or events that could impact the Company or its future financial performance, and should not be treated as guidance with respect to projected results for any fiscal year or other period. In addition, the projected financial data provided in these tables includes non-GAAP financial measures. These non-GAAP financial measures should not be considered as an alternative to operating income or net income as measures of operating performance, as an alternative to cash flows as a measure of liquidity. They also should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. The Company’s calculation of non-GAAP financial measures may differ from others in its industry and the non-GAAP financial measures in these tables are not necessarily comparable with similar titled measures used by other companies. No reconciliation of non-GAAP financial measures in the Projections to GAAP measures was created or used during the strategic process.

The table below presents material elements of the Projections as prepared by the Company’s management and provided to and approved by the Board on December 1, 2017 and provided to Jefferies for its use and reliance in connection with its financial analyses and opinion to the Board as described above under the heading “—Opinion of the Company’s Financial Advisor.” The summary below is included solely to give the Company stockholders access to certain long-term financial projections that were made available to the Board and Jefferies, and is not included in this Schedule 14D-9 to influence a Company stockholder’s decision whether to tender Shares in the Offer or for any other purpose.

The Projections, while presented with numerical specificity, were based on numerous variables, estimates and assumptions that necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict and many of which are beyond the Company’s control. The Projections also reflect assumptions as to certain business decisions that are subject to change. Given that the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. Important factors that may affect actual results and the achievability of the Projections include, but are not limited to, risks and uncertainties pertaining to the Company’s business, including those risks and uncertainties described in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2016, subsequent quarterly reports on Form 10-Q and current reports on Form 8-K. See also the section entitled “Forward-Looking Statements” in this Schedule 14D-9. In addition, the Projections may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. The Projections also reflect assumptions that are subject to change and are susceptible to multiple interpretations and periodic revisions based on actual results, revised prospects for the Company’s business, changes in general business or economic conditions, certain accounting assumptions, timing of business investments, changes in actual or projected cash flows, competitive pressures and changes in tax or other laws or regulations or any other transaction or event that has occurred or that may occur and that was not anticipated when the Projections were prepared. Specifically, the following are material assumptions reflected in or related to the Projections:

•	Cash tax rate of 37.0% in 2018E and decreasing over time due to increased proportion of business expected to be conducted in foreign regions with lower tax rates.

•	Tax deductible amortization amount from the TRA of approximately $19.4 million each year during the period 2018E-2029E and approximately $11.3 million in 2030E, with a blended overall tax rate of 39.5%, resulting in an estimated realized tax benefit of approximately $7.7 million each year during the period 2018E-2029E and approximately $4.5 million in 2030E, of which the Company’s proportional share is 15%, resulting in an estimated net tax benefit to the Company of approximately $1.1 million per year during the period 2018E-2029E and approximately $0.7 million in 2030E.

•	Approximately $170,000 in United States net operating losses, approximately $1.5 million in Australian net operating losses and approximately $2.5 million in German net operating losses.

In addition, the Projections do not take into account any circumstances, transactions or events occurring after the dates on which the Projections were prepared, including any potential effects of the U.S. tax reform, commonly referred to as the Tax Cuts and Jobs Act, enacted on December 22, 2017 following execution of the Merger Agreement, and do not give effect to any changes or expenses as a result of the Merger or any effects of the Merger. Accordingly, actual results will differ, and may differ materially, from those contained in the Projections. There can be no assurance that the financial results in the Projections will be realized, or that future actual financial results will not materially vary from those estimated in the Projections.

The inclusion of material elements of the Projections and accompanying narrative in the tables below should not be regarded as an indication that the Company and/or its affiliates, officers, directors, advisors or other representatives consider the Projections to be necessarily predictive of actual future events, and this information should not be relied upon as such. None of the Company and/or its affiliates, officers, directors, advisors or other representatives gives any stockholder of the Company or any other person any assurance that actual results will not differ materially from the Projections and, except as otherwise required by law, the Company and its affiliates, officers, directors and other representatives undertake no obligation to update or otherwise revise or reconcile the Projections to reflect circumstances existing after the dates on which the Projections were prepared or to reflect the occurrence of future events, even in the event that any or all of the assumptions and estimates underlying the Projections are shown to be in error.

In light of the foregoing factors and the uncertainties inherent in the Projections, the Company stockholders are cautioned not to place undue reliance on the Projections included in this Schedule 14D-9. Hershey expresses no opinion regarding the Projections.

Certain of the measures included in the Projections may be considered non-GAAP financial measures, as noted below. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP and non-GAAP financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies.

Projections ($ millions) (1)

	FYE December 31,
	2018E	2019E	2020E	2021E	2022E
Net Sales	$411	$457	$498	$537	$580

Adjusted EBITDA (2)	$100	$115	$130	$143	$157

Less: Depreciation	(9)	(10)	(12)	(13)	(15)

Less: Amortization	(8)	(8)	(8)	(8)	(8)

Less: Other Non-Operating / Non-Recurring Payments	(2)	(2)	(1)	(1)	(1)

Less: Stock-Based Compensation (3)	(7)	(8)	(8)	(9)	(9)

Adjusted EBIT (4)	$73	$87	$101	$113	$125

Cash Tax Rate	37%	37%	36%	36%	35%

Less: Cash Taxes (5)	(27)	(32)	(36)	(40)	(44)

Adjusted Net Operating Profit After Tax (6)	$46	$55	$65	$73	$82

Plus: Depreciation	9	10	12	13	15

Plus: Amortization	8	8	8	8	8

Less: Capital Expenditures	(12)	(14)	(22)	(16	(17)

(Increase) / Decrease in Net Working Capital	(0.3)	(3)	(3)	(3)	(3)

Adjusted Unlevered Free Cash Flow (7)	$51	$57	$60	$75	$84

(1)	This table reflects selected measures from the Projections for the fiscal years 2018 through 2022 as provided by the Company’s management to the Board in connection with its review of a possible transaction and to Jefferies for its use and reliance in connection with its financial analyses and opinion to the Board summarized under “— Opinion of the Company’s Financial Advisor.”
(2)	Adjusted EBITDA is defined for purposes of the Projections as net income before interest expense, income tax expense, depreciation and amortization; and adjusted for the impact of certain non-recurring transaction, acquisition related and other similar costs, executive recruitment, equity offering related expenses, and equity-based compensation. Adjusted EBITDA is a non-GAAP financial measure and should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flow or as a measure of liquidity.

(3)	Stock-based compensation reflected as a cash expense in calculating Adjusted Unlevered Free Cash Flow.
(4)	Adjusted EBIT is defined for purposes of the Projections as net income before interest expense and income tax expense and adjusted for the impact of certain non-recurring transaction, acquisition related and other similar costs, executive recruitment, equity offering related expenses, and equity-based compensation. Adjusted EBIT is a non-GAAP financial measure and should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flow or as a measure of liquidity.
(5)	Cash taxes do not reflect interest expense.
(6)	Adjusted Net Operating Profit After Tax (“NOPAT”) for purposes of the Projections is calculated by tax affecting Adjusted EBIT based on estimated tax rates by the Company’s management before any changes in applicable tax laws.
(7)	Adjusted Unlevered Free Cash Flow is defined for purposes of the Projections as “Adjusted EBIT” less income tax expense, plus depreciation and amortization, less capital expenditure and changes in net working capital accounts. Adjusted Unlevered Free Cash Flow is a non-GAAP financial measure and should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flow or as a measure of liquidity. Assumptions made by the Company’s management in calculating adjusted unlevered free cash flows for purposes of the Projections related to net sales growth rates, operating margins, future tax rates, capital investment requirements and working capital metrics. The Company’s management made these assumptions in calculating the adjusted unlevered free cash flows for purposes of the Projections because the calculations were intended to be used to demonstrate potential projected amounts of cash generated from an operational perspective in the short- to medium-term and not as a potential valuation metric.

Other Information. The Company also provided certain prospective financial information to Hershey on November 1, 2017 that was prepared by the Company’s management and not with a view towards public disclosure. This prospective financial information consisted principally of revenue and Adjusted EBITDA for the fiscal years 2017 and 2018. This prospective financial information was based on numerous assumptions, including revenue growth, operational efficiencies and strategic brand and infrastructure investments. This prospective financial information reflected financial projections which the Company’s management considered aspirational and non-risk adjusted and, accordingly, this prospective financial information was not considered by the Board in its evaluation of the Transactions and, at the Company’s direction, was not utilized by Jefferies for purposes of its financial analyses and opinion to the Board. The information provided to Hershey included the following non-risk adjusted financial metrics: (a) estimated net sales of $382 million in 2017 and $421 million in 2018 and (b) estimated Adjusted EBITDA of $88 million in 2017 and $107 million in 2018. The inclusion of this information in this document should not be regarded as an indication that the Company and/or its affiliates, officers, directors, advisors or other representatives considered or consider such information to be predictive of actual future events, and such information should not be relied upon as such.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 19, 2018

Amplify Snack Brands, Inc.

By:	/s/ Thomas C. Ennis
Name:	Thomas C. Ennis
Title:	President and Chief Executive Officer